SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number:

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________

PART I

REGISTRANT INFORMATION

Full name of registrant	INDOOR HARVEST CORP

Address of principal executive office	5300 East Freeway, Ste A

City, state and zip code	Houston, Texas 77020

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15 th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal year ended June 30, 2016 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chad Sykes	(713)	410-7903
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon work on the financial statements to date, which still aren't completed, we anticipate that the following significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report:

For the three months ended June 30, 2016 we generated revenue of $39,872 with cost of sales of $27,122 resulting in gross income of $12,750.

For the three months ended June 30, 2016 and June 30, 2015, we incurred $428,262 and $306,126, respectively, in operating expenses.

As of June 30, 2016, we had $63,091 in total current assets. We had current liabilities of $325,073 as of June 30, 2016. Accordingly, we had a working capital deficit of $261,982 as of June 30, 2016.

Another significant change from information reported in the Form 10-Q for the period ended March 31, 2016 is that on July 13, 2016, the Company entered into a design-build, EPCM, maximum guaranteed price agreement, for a 40,000 sq.ft vertical farm project in Johnstown Ontario with IGES Canada ltd., which we previously reported was in process has been signed. The project includes 676 Low Tide VFRack platforms, integrated LED lighting, facilities mechanical, electrical and plumbing, construction management and equipment start-up and commissioning. As previously reported, the total contract maximum guaranteed price is $11,374,500 with 5% of the total, $568,725 due by September 23, 2016.

Our increase in operating expenses during the period and our working capital deficit, combined with the work load of current operations would not allow timely filing without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b)

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INDOOR HARVEST CORP

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2016		/s/ Chad Sykes
	By:	Chad Sykes
	Title:	Chief Executive Officer

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